Spree Acquisition Corp. 1 Limited

1922 Wildwood Place NE

Atlanta, Georgia 30324

February 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Keira Nakada Mara Ransom

Lyn Shenk

Alyssa Wall

Re:	Spree Acquisition Corp. 1 Limited Request for Withdrawal of Registration Statement on Form S-4 CIK No. 0001881462 File No. 333-269751

To the addressees listed above:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Spree Acquisition Corp. 1 Limited (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-269751), together with all exhibits thereto, and as subsequently amended from time to time (collectively, the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2023, be withdrawn, effective as of the date hereof. The Company hereby notifies the Commission that it is withdrawing the Registration Statement because it no longer plans to proceed with the business combination contemplated by the Registration Statement. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact our legal counsel, Mark Selinger of Greenberg Traurig, LLP, at mark.selinger@gtlaw.com.

Sincerely,

/s/ Shay Kronfeld
Shay Kronfeld
Chief Financial Officer

cc: Mark Selinger, Esq., Greenberg Traurig, LLP